Portfolio Platform Yield Platform Leverage Platform Special Opportunities

UBS V10 Currency Index with Volatility Cap
An innovative dynamic currency carry-trade strategy

The risks of investing in structured products are discussed in detail in the offering materials prepared by the applicable product issuer. If you are considering investing in a structured product linked to the UBS V10
Currency Index with Volatility Cap, we urge you to read those materials and ask your UBS financial advisor for any help in understanding the product.
Some of the risks include:

Credit risk. Structured products are senior unsecured obligations of the applicable issuer. Any payment on the product, including any element of protection, is subject to the creditworthiness of the issuer. If the issuer is unable to pay its obligations as they come due, investors may lose some or all of their investment in the product regardless of any protection the product may be intended to provide.

Market risk. Investors may lose all or a substantial portion of their investment in the product depending on the type and level of protection and the performance of the underlying asset.

Secondary market risk. In addition to the performance of the underlying asset, fees embedded in the initial price of a product, interest rates and market factors that influence the price of options generally will also influence the value of a structured product prior to maturity. Therefore, the value of a product prior to maturity may be more or less than its initial price and may be substantially different than the payment expected at maturity. Investors must hold their structured product to maturity to receive the stated payout, including realizing the full value of any available protection.

No guarantee of liquidity. Unless explicitly stated otherwise in the offering materials, the structured product will not be listed on any exchange. Typically, any available liquidity is provided by the issuer as a service to investors, but the issuer is not obligated to provide a secondary market. If an issuer is making a secondary market for its structured product, it may be at a significant discount to the fair value of the product. As a result, investors should be prepared to hold their structured product to maturity.

Potential conflicts. The issuer of a structured product and its affiliates may play a variety of roles in connection with the product, including acting as calculation agent and hedging the issuer’s obligations under the product. In performing these duties, the economic interests of the calculation agent and other affiliates of the issuer may be adverse to the interests of investors.

Taxation. The tax treatment of a structured product may be different than the tax treatment of a traditional investment. The issuer's offering materials for the product will contain a tax disclosure discussing the expected federal income tax consequences of investing in the product. Significant aspects of the tax treatment of the product may be uncertain. UBS Financial Services Inc. and its employees do not provide tax advice. Investors should consult their own tax advisors about their own tax situations before investing in any structured product.

Special considerations

What is the UBS V10 strategy?

The UBS V10 strategy is a transparent and systematic currency trading strategy which has proven successful in both live and back-tested results, with low volatility and low correlation to traditional asset classes such as bonds and stocks.

The UBS V10 strategy is designed to identify and exploit trends in G10 foreign exchange forward rates. In lower volatility environments, this trading strategy notionally goes long the 3 highest yielding G10 currencies and short the 3 lowest yielding G10 currencies using forward contracts, which is commonly referred to as a "carry trade". In higher volatility environments, the strategy reverses this carry trade. The selection of the currencies and the direction of the carry trade are rules-based and are determined on a daily basis.

The UBS V10 strategy is tracked by the UBS V10 Currency Index with Volatility
Cap, published daily on Bloomberg (symbol: UBFSV10V). Under normal market conditions, the investable version of the index allocates 100% to the UBS V10 strategy. However, if the trading strategy experiences historical volatility above a certain defined level, this index will reduce its allocation to the trading strategy below 100%. This deleveraging mechanism is intended to make the Index attractive for options based strategies, including structured investments, by reducing the risk and cost of hedging.

References in this brochure to the "Index" are to the UBS V10 Currency Index with Volatility Cap.
Past performance is not indicative of future performance.

450
400
350
300
250
200
150
100
50
Sep-00
Sep-03
Sep-06
Sep-09
UBS V10 Currency Index (UBFSV10V)
Barclays Intelligent Carry (BXIICIUS)
DB Currency Harvest G10 (DBHVG10U)

YTD return	1.4%
1-year annualized return	15.8%
3-year annualized return	16.2%
Historical annualized return (pro forma)	15.3%
Historical annualized volatility (pro forma)	9.4%
Sharpe ratio	1.62
Calmar ratio	1.48
Maximum drawdown	-10.3%
Consecutive months in maximum drawdown period	12
Largest monthly gain	12.4%
Largest monthly loss	-5.4%
Correlation with S&P 500	0.030
Correlation with Barclays Agg.	-0.097

UBS V10 Currency Index with Volatility Cap

How has the strategy performed?

Statistical analysis

Index comparison

Source: Bloomberg, UBS Investment Bank. The data for the Index for the period prior to its inception on May 6, 2009 is pro forma and is derived by using the Index’s calculation methodology with historical prices. Certain assumptions were made in the retrospective calculation that may have affected the Index’s hypothetical performance during this period. Past performance is not indicative of future performance.

"Index comparison" is from 9/18/00 to 3/31/10, scaled to 100. The Barclays Capital Intelligent Carry Index and the Deutsche Bank USD Currency Harvest G10 Index are long-only carry trade indices based on
G10 currencies.

"Statistical analysis" is from 1/1/98 to 3/31/10. Sharpe ratio measures an investment's excess return divided by its volatility. Calmar ratio measures an investment's annual compounded return divided by its maximum drawdown. Maximum drawdown means the greatest negative performance over any series of consecutive days within the given time period. Correlation of the Index with the S&P 500 Index ("S&P
500") and with the Barclays Aggregate Bond Index ("Barclays Agg.") are calculated based on month-end historical values from 1/98 through 3/10.

Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
1998	-0.7%	2.6%	2.4%	-0.7%	-0.2%	2.7%	-0.7%	-4.8%	0.6%	12.4%	3.9%	-2.1%	15.2%
1999	3.7%	0.3%	2.6%	1.7%	1.0%	0.7%	-2.9%	-0.8%	0.2%	-0.2%	0.6%	0.1%	7.1%
2000	1.5%	1.4%	0.6%	2.3%	2.2%	0.8%	1.3%	-0.9%	-2.8%	-2.2%	2.5%	1.6%	8.4%
2001	2.3%	0.4%	2.0%	0.5%	-0.6%	1.7%	0.6%	1.5%	4.6%	2.1%	2.3%	1.8%	20.6%
2002	1.5%	1.4%	2.6%	0.4%	4.3%	1.9%	2.9%	3.1%	1.2%	2.4%	2.1%	0.8%	27.5%
2003	3.4%	0.8%	-0.6%	3.5%	3.4%	1.1%	-0.9%	0.9%	0.1%	1.8%	1.5%	1.8%	18.0%
2004	0.3%	1.2%	2.7%	3.4%	6.4%	0.9%	2.1%	0.3%	2.6%	-1.5%	0.4%	0.7%	21.1%
2005	2.5%	1.3%	0.7%	1.1%	-0.3%	2.3%	-0.8%	-0.4%	2.6%	1.9%	1.4%	-2.3%	10.1%
2006	0.7%	0.3%	-3.3%	-2.4%	2.8%	1.5%	2.2%	3.4%	0.5%	1.6%	-1.6%	3.1%	8.8%
2007	1.0%	0.4%	1.5%	1.9%	2.0%	3.2%	-1.0%	3.2%	1.4%	-4.8%	3.9%	-4.3%	8.3%
2008	3.0%	-0.4%	1.6%	-1.7%	1.7%	-0.8%	-0.2%	-3.7%	3.6%	10.7%	3.3%	3.8%	22.1%
2009	2.8%	-5.4%	8.6%	1.4%	3.6%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	20.6%
2010	-0.2%	-1.1%	2.8%										1.4%

UBS V10 Currency Index with Volatility Cap

Monthly performance

Source: Bloomberg, UBS Investment Bank (1/98 to 3/10). The data for the Index for the period prior to its inception on May 6, 2009 is pro forma and is derived by using the Index’s calculation methodology with historical prices. Certain assumptions were made in the retrospective calculation that may have affected the Index’s hypothetical performance during this period. Past performance is not indicative of future performance.

Theory

An investor should not be able to generate a profitable arbitrage by borrowing in a low interest rate currency and investing in a higher interest rate currency. The low-yielding currency should appreciate sufficiently relative to the high-yielding currency to eliminate the arbitrage opportunity.

Reality

Historically, low-yielding currencies have not appreciated on average as high as their forward rates would have predicted.

Strategy

Short forward contracts in low-yielding currencies, buy forward contracts in high-yielding currencies and earn a positive return as long as the low-yielding currencies do not appreciate sufficiently relative to the high-yielding currencies to erase the interest rate differential (a.k.a., the carry trade).

UBS V10 Currency Index with Volatility Cap

What is the rationale behind the strategy?

Forward rate bias and the carry trade

The failure of the uncovered interest rate parity theory has given rise to the forward rate bias phenomenon and the historic profitability of the simple carry trade.

Past performance is not indicative of future performance.

Reality

When successful, carry trade returns tend to experience relatively low volatility, but when carry trades unwind, their returns can drop quickly and dramatically.

Theory

Implied volatility tends to spike before actual realized volatility and may be a useful predictor of carry trade unwinds.

Strategy

Go long the carry trade when implied volatility is relatively low, and go short the carry trade when implied volatility spikes.

UBS V10 Currency Index with Volatility Cap

Implied volatility and the carry trade

Spikes in implied volatility may be a useful predictor of carry trade unwinds.

Past performance is not indicative of future performance.

Current Eligible Currencies (vs. the U.S. Dollar)	
North America	
CAD	Canadian dollar
Europe	
EUR	Euro
GBP	British pound
NOK	Norwegian krona
SEK	Swedish krona
CHF	Swiss franc
Australasia	
AUD	Australian dollar
NZD	New Zealand dollar
JPY	Japanese yen

UBS V10 Currency Index with Volatility Cap

How is the Index constructed?

Step 1: Identify the carry trade

On a daily basis, the Index identifies the three highest- and three lowest-yielding G10 currencies (other than the U.S dollar).

normal carry trade

reverse carry trade

forward contracts
on the three
highest-yielding
currencies relative
to the U.S. dollar

forward contracts
on the three
lowest-yielding
currencies relative
to the U.S. dollar

long

short

short

long

0.6
1.6

UBS V10 Currency Index with Volatility Cap

Step 2: Determine the direction of the carry trade

On a daily basis, the Index applies a volatility filter to determine whether to implement the normal carry trade or the reverse carry trade.

normal carry trade

reverse carry trade if filter last crossed 1.6

normal carry trade if filter last crossed 0.6

reverse carry trade

Volatility Filter

What is the volatility filter?

The volatility filter is a mechanism which quantifies how far the current implied volatility of the G10 currencies is away from its average level over the prior 12 months.

If the filter level is 0, then the current implied volatility is approximately equal to the average implied volatility over the prior 12 months.

The greater the filter level is above 0, the greater the current implied volatility is above the average implied volatility over the prior 12 months.

A filter level above 1.6 indicates a significant spike in implied volatility and triggers a reversal of the normal carry trade.

A filter level below 0.6 triggers a return to the normal carry trade if the carry trade had been previously reversed.

Volatility Cap	
65-day historical volatility	Index allocation to UBS V10 strategy
Volatility < 30.0%	100%
30.0% ≤ Volatility < 32.5%	90%
32.5% ≤ Volatility < 35.0%	80%
35.0% ≤ Volatility < 37.5%	70%
37.5% ≤ Volatility < 40.0%	60%
40.0% ≤ Volatility < 42.5%	50%
42.5% ≤ Volatility < 45.0%	40%
45.0% ≤ Volatility < 47.5%	30%
47.5% ≤ Volatility < 50.0%	20%
50.0% ≤ Volatility < 52.5%	10%
52.5% ≤ Volatility	0%

UBS V10 Currency Index with Volatility Cap

Step 3: Determine the allocation of the Index to the UBS V10 strategy

On a daily basis, the allocation of the Index to the UBS V10 strategy will depend on the historical volatility of the strategy.

The Index sponsor calculates the volatility of the UBS V10 strategy as the standard deviation of the performance of the Index over the prior 65 business days (without application of the Volatility Cap) multiplied by 16.12.

Under normal market conditions (i.e., historical volatility below 30%), 100% of the Index will be allocated to the UBS V10 strategy.

In extreme conditions (i.e., historical volatility at or above 30%), the allocation to the
UBS V10 strategy will be reduced.

This Volatility Cap is not intended as a mechanism to improve the performance of the
Index, but is intended to make the Index easier for structured product providers to hedge.

Index methodology in action

Source: Bloomberg, UBS Investment Bank (3/31/00 to 3/31/10). The data for the Index for the period prior to its inception on May 6, 2009 is pro forma and is derived by using the Index’s calculation methodology with historical prices. Certain assumptions were made in the retrospective calculation that may have affected the Index’s hypothetical performance during this period. Past performance is not indicative of future performance.

0

100

200

300

400

500

600

Mar-00

Mar-01

Mar-02

Mar-03

Mar-04

Mar-05

Mar-06

Mar-07

Mar-08

Mar-09

Mar-10

Index Level

0%

5%

10%

15%

20%

25%

30%

35%

65-Day Volatility

Reverse Carry Trade

Index

65-Day Volatility

Volatility filter and key events

Russia
default

LTCM

Dot com
mania

NASDAQ
crash

9/11

Credit
crisis

End of ZRP
in JPY

Reflation

G7

1.6

0.6

Source: UBS Investment Bank (1/98 to 3/10). The data for the volatility filter for the period prior to the Index's inception on May 6, 2009 is pro forma and is derived by using the same methodology for calculating the volatility filter with historical prices. Certain assumptions were made in the retrospective calculation that may have affected the Index’s hypothetical performance during this period. Past performance is not indicative of future performance.

-4

-2

0

2

4

6

8

10

12

1998

1999

2000

2001

2002

2003

2004

2005

2006

2007

2008

2009

2010

Volatility

Filter Level

What are the key risks to the Index's performance?

For any offering of a structured product linked to the Index, the issuer's offering materials will include a detailed description of the risks associated with investing in the product. The performance of a structured product linked to the Index will be affected by a number of factors including, in particular, the performance of the Index. Below is a summary of some of the key risks to the performance of the Index.

The Index seeks to capitalize on arbitrage opportunities resulting from an assumed forward rate bias in foreign exchange markets through investment in foreign exchange forward contracts. The performance of the Index will be determined by reference to spot and forward exchange rates, volatility and interest rates associated with the eligible currencies. If the eligible currencies perform in a manner different than anticipated by the strategy implemented by the Index, the Index may perform poorly or produce a negative return. No assurance can be given that the Index will outperform any alternative strategy based on the same group of eligible currencies.

If, on any business day, the volatility of the Index over the prior 65 business days (without giving effect to the volatility cap) exceeds a certain threshold, a leverage factor of less than one will be applied to the Index with the goal of reducing its future volatility. The specific leverage factor to be applied will depend on the extent to which the historical volatility has exceeded the threshold and will continue to be applied until the volatility of the Index, as measured over the prior 65 business days, no longer exceeds the specified threshold. However, the volatility cap may be unsuccessful in effectively limiting the volatility of the Index. In addition, use of a leverage factor of less than one where the historical volatility has exceeded the specified threshold may have an adverse impact on the Index performance.

Foreign exchange markets may be highly volatile, and significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. The value of any currency may be affected by complex

The Index designates selected currencies from among the eligible currencies based on interest rates on each business day, generally seeking to create gains by taking long positions in currencies with high interest rates and short positions in currencies with low interest rates. Such interest rates, however, are subject to volatility due to a variety of factors, including: sentiment regarding underlying strength in the economies of the countries whose currencies are eligible currencies; expectations regarding the level of price inflation in the countries whose currencies are eligible currencies; sentiment in global credit markets regarding credit quality in countries whose currencies are eligible currencies; the policies of worldwide central banks regarding interest rates; and
performance of capital markets. Fluctuations in interest rates could affect the value of the foreign exchange forward contracts underlying the Index.

The historical performance of the Index should not be taken as an indication of the future performance of the Index. As a result, it is impossible to predict whether the Index return will be positive or negative. The Index return will be influenced by complex and interrelated political, economic, financial and other factors, as discussed above.

The Index was launched on May 6, 2009. While the Index is intended to identify and exploit trends in the foreign exchange forward rates, the methodology used to perform these functions has a limited history of application. It cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate tool for predicting future trends in foreign exchange forward rates.

political and economic factors. The foreign exchange rate of any currency relative to the U.S. dollar at any moment is a result of the supply and demand for the two currencies, and changes in the foreign exchange rate result, over time, from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country, the United States and other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits locally and globally, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the originating country, the United States and other countries important to international trade and finance.

Foreign exchange rates can either float or be fixed by sovereign governments.
Foreign exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar. From time to time, governments use a variety of techniques, such as intervention by a country’s central bank or imposition of regulatory controls or taxes, to affect the exchange rate of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or exchange characteristics by devaluation or revaluation of a currency. Such actions could change or interfere with freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. In addition, certain actions by the government of the United States and other sovereign nations could result in changes to the methodology used by the Index sponsor to calculate the level of the Index which could adversely affect the performance of the Index.

Before you invest…

Before investing in any structured product linked to the Index, you should read the issuer's offering materials and discuss any questions or concerns with your UBS financial advisor. In particular, you should:

Understand how the product works. You should understand the payout structure of the product, including under what circumstances you may experience a loss on your investment. You should understand that the performance of the product prior to maturity may not track the performance of the Index. You should ask your financial advisor about fees and how they impact the product.

Understand the Index. You should understand the Index and factors that affect the performance of the Index. You should ask your financial advisor to send you any available UBS research regarding carry trades and the eligible currencies.

Be prepared to hold the product to maturity. There is no guarantee of any liquidity for the product. Typically, any available liquidity is provided by the issuer as a service to investors, but the issuer is not obligated to provide a liquid secondary market. If an issuer is making a secondary market for its product, it may be at a substantial discount to the fair value of the product.

Discuss the investment with your tax advisors. The tax treatment of a structured product may be different than the tax treatment of a traditional investment. The issuer's offering materials for the product will contain a tax disclosure discussing the expected federal income tax consequences of investing in the product. Significant aspects of the tax treatment of the product may be uncertain. UBS Financial Services Inc. and its employees do not provide tax advice. You should consult your own tax advisors about your own tax situation before investing in any structured product.

Consider your credit exposure to the issuer. A structured product is a senior unsecured obligation of the applicable issuer. Any payment on the product, including any element of protection, is subject to the creditworthiness of the issuer. If the issuer is unable to pay its obligations as they come due, you may lose some or all of your investment in the product regardless of any protection the product may be intended to provide. Therefore, you should consider your exposure to the credit of the issuer across all of your investments and whether an investment in the structured product would result in an overconcentration of exposure to the issuer.

Consider your need for income. A structured product may not provide any income and may earn no return over its entire term. You should consider your need for, and sources of, income prior to purchasing a structured product linked to the Index.

Return

UBS V10 Currency Index with Volatility Cap

Structured investing at UBS

         Protection. Protection strategies are structured to complement and provide the potential to outperform traditional fixed income investments. These structured products are generally designed for investors with low to moderate risk tolerances.

         Optimization. Optimization strategies provide the opportunity to enhance market returns or yields and can be structured with no principal protection or with partial or contingent protection. These structured products are generally designed for investors who can tolerate downside market risk.

         Performance. Performance strategies provide efficient access to markets and can be structured with no principal protection or with partial or contingent protection. These structured products are generally designed for investors who can tolerate downside market risk.

         Leverage. Leverage strategies provide leveraged exposure to the performance of an underlying asset. These structured products are generally designed for investors with high risk tolerances.

Strategies designed with your needs in mind

UBS classifies structured products into four color-coded categories so that you can quickly identify the right strategy for you. Securities linked to the UBS V10
Currency Index with Volatility Cap will be classified depending on their risk-and-
return characteristics.

Classification of structured products into categories is not intended to guarantee particular results, performance or level of market risk. Any element of protection is available only if the product is held to maturity and is subject to the creditworthiness of the issuer.

Performance

Optimization

Leverage

Protection

Risk

Portfolio Platform	Yield Platform	Leverage Platform	Special Opportunities
Standardized structures and underlying assets which we intend to offer on a monthly basis, subject to market conditions. These investments can be used to adjust the market risk and return potential of an investor's U.S. equities, international equities or commodities exposure. As market conditions change, we will adjust these offerings accordingly with the goal of creating a stable platform of investments that investors can select from on a regular basis.	Standardized yield enhancement strategies which we intend to offer on a monthly basis, subject to market conditions, with a broad selection of underlying assets. These investments can be used to enhance the yield potential of an investor's portfolio, although investors should be careful to consider any downside market risk associated with these investments. As market conditions change, we will adjust these offerings accordingly with the goal of providing investors a variety of opportunities to enhance yield.	Standardized leverage strategies which we intend to offer on a monthly basis, subject to market conditions, with a broad selection of underlying assets. These investments can be used to leverage market returns, either long or short, to express a strong directional view of the underlying asset or to serve as a potential market hedge. As market conditions change, we will adjust these offerings accordingly with the goal of providing investors with effective opportunities for leveraging market returns.	Strategies designed based on specific market opportunities or outlooks. These investments can be used to implement a tactical market view, address a specific investor need or take advantage of a new market opportunity. As market opportunities and client needs change, we will adjust these offerings accordingly with the goal of providing clients with useful and innovative investment opportunities.
			From time-to-time, we expect to offer investments linked to UBS V10 Currency Index with Volatility Cap.

UBS V10 Currency Index with Volatility Cap

Offerings arranged to complement your investment style

What sets UBS apart

Wealth management focus. Wealth management is our central focus and what we do best. We have a 140-year tradition of serving individuals and families both in Europe and here in the U.S. This means you benefit from our dedication to client service and personal attention.

Personalized strategies. The investment strategy we create for you will be built from the ground up from a wide and diverse array of asset classes, based on your particular situation. Structured products linked to the UBS V10 Currency Index with Volatility Cap are just one of many investments we can consider.

Specialists focused on you. We have the global resources of one of the world’s largest wealth managers, including an in-house team of structuring specialists dedicated to developing products that individuals like you can take advantage of.

Your comfort level, your choice. We are committed to working together with you to develop your personalized strategy. When it comes to finding products suited to your needs, you will have the choice of products from many firms, not just UBS.

Nothing herein constitutes an offer to sell, or the solicitation of an offer to buy, any security. Structured products are sold only pursuant to approved offering materials, and you should carefully review these materials before investing in any structured product.

Structured products are unsecured obligations of a particular issuer with returns linked to the performance of an underlying asset. Depending on the terms of the product, you could lose all or a substantial portion of your investment based on the performance of the underlying asset. You could also lose your entire investment if the issuer becomes insolvent.
UBS Financial Services Inc. does not guarantee in any way the obligations or the financial condition of any issuer or the accuracy of any financial information provided by any issuer. Structured products are not traditional investments and investing in a structured product is not equivalent to investing directly in the underlying asset. Structured products may have limited or no liquidity, and you should be prepared to hold your investment to maturity.

UBS AG has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the Index) with the Securities and Exchange Commission (the "SEC") for prospective offerings linked to the Index. Before you invest in any UBS AG security linked to the Index, you should read these documents and any other documents that UBS AG has filed with the SEC for more complete information about UBS AG and the offering. You may get these documents for free by visiting EDGAR on the SEC website at
www.sec.gov. Alternatively, you can request the prospectus and any additional offering materials from your UBS financial advisor or by calling toll-free: 1-800-722 7270.

©2010 UBS Financial Services Inc. All Rights Reserved. Member SIPC.
All other trademarks, registered trademarks, service marks and registered service marks are of their respective companies.

UBS Financial Services Inc.
 www.ubs.com/financialservicesinc
UBS Financial Services Inc. is a subsidiary of UBS AG

18